Exhibit A


                         Harris Investor Services, LLC
                               Customer Agreement




Harris Investor Services, LLC ("HIS"), a registered broker-dealer and member SIPC and NASD, operates as both Harrisdirect ("Harrisdirect") and Harris AdvantEdge Investing ("HAI"). Harrisdirect and Harris AdvantEdge Investing are divisions of HIS.

This Customer Agreement (this "Agreement") is a contract among Harris Investor Services LLC ("HIS"), and HIS's Clearing Agent and you, the Account holder(s) whose name and personal information were submitted during the Application Process preceding this Agreement ("Application"). HIS operates as both Harrisdirect and Harris AdvantEdge Investing, divisions of HIS.

When we notify you that we have opened an Account for you, you will be permitted to trade online using your personal user ID and password, subject to any credit or trading limitations we set.

The terms and conditions of this Agreement govern all transactions beginning on the date we notify you that we have opened your Account, and apply to all products and services now or in the future offered through HIS, including all information, content, messages, software, databases, bulletin boards, forums and Access Devices or other communication facilities (collectively, the "HIS Service").

Please read this Agreement, and call Harrisdirect at 1.800.825.5723 for Investor Services or 1.800.833.7236 for the Hearing Impaired, or call Harris AdvantEdge Investing at 1.877.282.3929 if you have any questions. If you are not willing to be bound by these terms and conditions, you should not apply to open an Account with HIS.

If you wish to deactivate your Account, you may do so by contacting Harrisdirect by telephone. You cannot deactivate your Account online. If you deactivate your Account, this Agreement will continue to apply to any disputed or unsettled matters involving the Account.

By signing and returning this Agreement, you are agreeing that (a) you have read, understood and are legally bound by the terms and conditions of the Application and this Agreement; (b) you acknowledge having read HIS's Privacy Statement; and (c) we can use your information to run a credit and other background check on each named application (see Section III, Paragraph 6 below).

In consideration of HIS opening and carrying your Account and effecting transactions in the Account, you hereby acknowledge and agree to be legally bound by the following:

1. Definitions

Access Device: A computer, a personal digital assistance (PDA), beeper, television, telephone or any other communications device, including any software you use on such devise whether we provide it to you or otherwise, that enables you to access and use the HIS Service via wireless connection to a wireless network, the Internet, the World Wide Web or any other computer or telephonic network.

Account or Account(s): Any account or accounts opened by you with us and any other account(s) with HIS and its Clearing Agent, in which you may have or acquire an interest.

Affiliates: Any entity that directly or indirectly controls, is controlled by or is under common control with HIS. For purposes of determining whether an entity is an Affiliate, the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity, whether through ownership of securities, by contract or otherwise.

Application: The data you submit to open an Account with us or to modify your Application.

Clearing Agent: Pershing LLC ("Pershing") is retained by HIS to provide certain recordkeeping and operational services.

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Property:  This includes  cash, in whatever  currency,  securities,  options and other instruments and products, tangible or intangible, in which you have or acquire an interest.

You or your or Account Holder(s): Each person whose personal information is submitted in an Application and each person who clicks "I agree" at the end of this Agreement or signs and returns this agreement.

We, us, our or ours:  HIS and its Clearing Agent.

II. Brokerage agreement provisions

1. Obligation to pay commissions and fees.

You agree to pay our brokerage commissions, fees, interest charges and other fees and charges that apply to your Account or that apply to your use of such services as we or our Affiliates or other suppliers, vendors or providers ("Third Party Providers") provide to or for you. We will charge your Account directly for any such fees and charges owed to us and will debit your Account as needed for those amounts. If, at the time we debit your Account for such fees or charges, the balance in your Account is not sufficient to cover them, you grant us the right to sell any Property in your Account to cover amounts due to us.

2. Obligation to pay for trades, debit balances, margin calls and other indebtedness.

You will be liable to us for the payment of any present or future trade, debit balance, margin call or other obligation owing in your Account, including, without limitation, for any deficiency remaining in your Account in the event of the Account's liquidation, in whole or in part, by you or by us. You agree to pay all such obligations to us promptly upon demand by us to you. Whether or not funds are available in your Account on the trade date, you agree to pay by the settlement or due date for any trade you place or are deemed to have placed through us. If, at the time we debit your Account for debit balances, margin calls or other obligations, the balance in your Account is not sufficient to cover them, you grant us the right to sell any Property in your Account to cover amounts due to us.

Furthermore, if you hold a cash Account, with respect to any trade you place or are deemed to have placed through us in the cash Account, if the trade is a purchase by you and sufficient funds are not already in your cash Account, you agree that you will make full payment for the Property described on the confirmation promptly and that you do not contemplate sale of such Property prior to making such payment. If full payment for the Property purchased by you is not received by us when due, or if Property sold by you is not delivered to us in proper form on or after the first trading day after the settlement date, we may, at our option, cancel or otherwise liquidate the transaction without prior notice to you, and you will be liable to us for any resulting loss.

3. Liability for costs of collection.

You will be liable for and promptly pay us the reasonable costs of collection of any unpaid amounts or other obligation owing in your Account, including attorneys' or collection agents' fees and expenses incurred or paid by us in trying to collect such amounts or obligation from you.

4. Lien.

All property in any Account, whether held at HIS or at is Clearing Agent, in which you have or acquire an interest, as well as all other Property which is in or comes into HIS's or its Clearing Agent's possession or is or becomes subject to HIS's or its Clearing Agent's control for any purpose, including specifically Property that is intended for another or that is administratively passing through your or another's Account in which you have an interest, is subject to a continuing lien for the payment when due of all present and future indebtedness and any other obligations you may have to us. We will hold all Property in our possession or subject to our control as security for the payment of any obligations you have or incur in the future to us. Subject to applicable law, we may, without giving you any prior notice, transfer any and all such Property from or to any Account held by us in which you have an interest whenever, in our judgment, we consider such a transfer necessary for our protection from loss or legal liability. In enforcing our lien, we will have the discretion to determine which Property is to be sold and which open contracts or other instruments are to be closed out.

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5. Pledge and lending of securities and other property.

Whenever there is a debit balance in any Account, all Property held, carried or maintained by us in any of your Account(s) may be pledged and repledged, hypothecated and rehypothecated or loaned by us, without any notice to you, either separately or together with the property of others, and for more or less than the amount of such debit balance. We may do so without retaining in our possession or control an equal amount of similar Property.

Any securities in your Account not fully paid for by you may likewise be lent to us or lent out by us to others. In connection with such securities loans, we may receive and retain certain financial and other benefits to which you will not be entitled. You understand that, in certain circumstances, such loans could limit your ability to exercise voting rights, in whole or in part, with respect to the securities lent.

6. Additional collateral.

We will have the right to acquire additional collateral, in accordance with our general policies regarding margin maintenance, as such policies may be modified, amended or supplemented from time to time. We will also have the right to require additional collateral and to set required margin at higher or lower amounts with respect to your Account or with respect to any security or group of securities in your Account. We may liquidate your Account or take any of the other actions described in Paragraph 8 below, whether or not we have required and/or you have provided any additional collateral or otherwise, in such circumstances as we may deem necessary to protect our interests.

7. Margin accounts.

If you request and we grant you credit, so that you can buy or sell securities, options or other instruments or products on margin, you agree at all times to maintain such Property in your Account as we shall require from time to time and we will charge your Account, in accordance with our usual custom, interest at a rate permitted by the laws of the State of New York. It is understood that the interest charge made to your Account at the close of an interest period will be added to the opening balance for the next interest period, unless paid.

8. Liquidation.

You grant us the right to sell any or all of the Property in our Account, buy in any short positions in your Account, cancel any open orders for your Account and/or close out any outstanding contracts or other instruments for your Account in the event of, but not limited to:

o Your failure to pay any amount you owe to us when due or to meet our request for additional collateral o Your becoming or being insolvent or otherwise generally unable to pay your debts to others as they come due o The filing of a petition in bankruptcy by or against you o The appointment of a receiver for you or your property o The levying of an attachment against any of your Account(s) o The death of any person listed as an Account Holder o Whenever we may deem it necessary for our protection for any reason whatsoever, whether or not we have asked for additional margin or collateral

We, our Affiliates, and our Clearing Broker, acting on our behalf, can take any or all of these actions at any time, in our discretion, without giving you any prior or additional notice, and you agree to be responsible for all commissions, fees and charges that result from our taking any of these actions. If we make any sales or purchases, we may do so in our sole discretion on any exchange or other market where such business is transacted or by our using a public auction or making a private sale and without advertisement. We may be the purchaser or seller for our own accounts in any such transaction. Any prior demand, call or notice provided by us to you of the time and place of such sale or purchase will not be a waiver of our right to sell of buy without first making a demand or providing you with notice. No course of dealing between you and us nor any delay on our part in exercising any of our rights or remedies will constitute a waiver of any of our rights or remedies, and any such right or remedy may be exercised from time to time and as often as we may determine. When we take action hereunder, we will act in accordance with our general policies unless, in our sole discretion, we consider it necessary for our own protection to act at an earlier or later time than called for by such policies.

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